UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Egalet Corporation

(Name of Subject Company and Filing Person (Issuer))

Megan Timmins

Senior Vice President, General Counsel and Secretary

600 Lee Road, Suite 100

Wayne, Pennsylvania 19087

(610) 833-4200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David Rosenthal, Esq.

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,650,000	$3,068.93

*                      Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of  the purchase price of the 5.50% Convertible Senior Notes due 2020, as described herein, or $24,650,000, representing 100% of the principal amount of the Notes outstanding as of July 30, 2018.

**               The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $3,068.93	Filing Party: Egalet Corporation
Form of Registration No.: 005-87969	Date Filed: July 31, 2018

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third-party tender offer subject to Rule 14d-1.

☒               issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2018, as amended August 10, 2018, by Egalet Corporation, a Delaware corporation (the “Company”), in connection with the offer (the “Offer”) by the Company to holders (the “Holders”) of the Company’s 5.50% Convertible Senior Notes due 2020 (the “5.50% Notes”) to repurchase all or a portion of such Holder’s 5.50% Notes, on the terms and subject to the conditions set forth in the Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice and Offer to Repurchase (as amended and supplemented from time to time, the “Notice”) related to the Offer.

As further described in the Company’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on the date hereof, on September 18, 2018, the Company and its subsidiaries (the “Guarantors,” and together with the Company, the “Obligors”) entered into a Forbearance Agreement (the “Forbearance Agreement”) with certain holders (the “Supporting Holders”) of the Company’s 13% Senior Secured Notes.  Among other things, the Forbearance Agreement prohibits the Obligors from making any payment, distribution, purchase, redemption, exchange or other acquisition for value with respect to the 5.50% Notes.

This Amendment No. 2 to the Schedule TO is being filed to terminate and withdraw the Offer.  As further described in the Form 8-K, the Company is terminating and withdrawing the Offer and is pursuing other options with respect to restructuring the 5.50% Notes and the Company’s other indebtedness, securities and obligations. The Company will not accept for payment any of the 5.50% Notes tenders by the Holders and will promptly return all 5.50% Notes tendered by the Holders pursuant to the Offer.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Schedule TO contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “potential,” “continue,” “seek to” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each such forward-looking statement, the Company cautions you that these statements are based on a combination of facts and factors currently known by the Company and its expectations of the future, about which it cannot be certain, including, but not limited to, risks related to: the Company’s ongoing discussions regarding a potential restructuring of its obligations and other strategic alternatives and its ability to consummate any such transaction and/or address its long-term capital structure needs; the ongoing Events of Default under the indentures governing the Company’s existing indebtedness and the ability of the Company’s creditors, including the holders of the Existing Notes, to accelerate the maturity of the Company’s outstanding indebtedness or otherwise exercise such creditors’ rights and remedies against the Company; the Company’s ability to continue as a going concern; the Company’s stock price and the liquidity of the trading market with respect thereto, including following the potential delisting of such shares from the Nasdaq Capital Market; the possible need to seek bankruptcy protection; the Company’s ability to recruit or retain key scientific or management personnel or to retain our executive officers, including as a result of most of its outstanding employee stock options being underwater; the Company’s ability to identify potential acquisition targets, as well as its ability to integrate and grow any businesses or products that it may acquire; and general market conditions.  You should refer to the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q as filed with the SEC, which are incorporated herein by reference, for a discussion of additional important factors that may cause the Company’s actual results to differ materially from those expressed or implied by our forward-looking statements.  As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, the Company.

Furthermore, such forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2018

EGALET CORPORATION

By:	/s/ Robert Radie
Robert Radie
President and Chief Executive Officer